Ur-Energy Inc.

(an Exploration Stage Company)

Headquartered in Littleton, Colorado

Unaudited Interim Consolidated Financial Statements

March 31, 2013

(expressed in Canadian dollars)

Ur-Energy Inc.

(an Exploration Stage Company)

Unaudited Interim Consolidated Balance Sheets

(expressed in Canadian dollars)

	March 31, 2013	December 31, 2012
	$	$
Assets
Current assets
Cash and cash equivalents (note 4)	4,013,823	11,500,275
Short-term investments (note 4)	3,319,934	6,440,379
Marketable securities	3,750	4,125
Amounts receivable	28,032	16,489
Prepaid expenses	436,396	192,317
	7,801,935	18,153,585

Restricted cash (note 5)	5,146,469	2,047,816
Mineral properties (note 6)	28,722,968	33,397,645
Capital assets (note 7)	30,319,321	16,193,033
Equity investment (note 8)	2,132,786	2,623,553
Deposits (note 9)	1,353,940	1,326,208
	67,675,484	55,588,255
	75,477,419	73,741,840

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities (note 10)	5,487,795	2,480,741
Current portion of notes payable (note 11)	117,090	113,454
	5,604,885	2,594,195

Notes payable (note 11)	185,218	210,503
Deferred revenue (note 12)	5,235,065	-
Asset retirement and reclamation obligations (note 13)	2,190,736	1,029,797
	13,215,904	3,834,495

Measurement uncertainty (note 8)
Commitments (note 16)

Shareholders' equity (note 14)
Share Capital
Class A preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding	-	-
Common shares, without par value, unlimited shares authorized. Shares issued and outstanding: 121,368,806 at March 31, 2013 and 121,134,276 at December 31, 2012	177,565,610	177,138,617
Warrants	61,946	61,946
Contributed surplus	14,996,895	15,095,940
Accumulated other comprehensive loss	(4,894,290)	-
Deficit	(125,468,646)	(122,389,158)
	62,261,515	69,907,345
	75,477,419	73,741,840

The accompanying notes are an integral part of these interim consolidated financial statements

Approved by the Board of Directors

(signed) /s/ Jeffrey T. Klenda, Director	(signed) /s/ Thomas Parker, Director

Ur-Energy Inc.

(an Exploration Stage Company)

Unaudited Interim Consolidated Statements of Operations and Comprehensive Loss

(expressed in Canadian dollars except for share data)

	Three Months	Three Months	March 22, 2004
	Ended	Ended	Through
	March 31,	March 31,	March 31,
	2013	2012	2013
	$	$	$

Expenses
Exploration and evaluation	598,937	813,378	58,395,482
Development	958,547	366,656	30,218,572
General and administrative	1,535,269	1,836,809	47,377,914
Write-off of mineral properties	-	-	803,336

	(3,092,753)	(3,016,843)	(136,795,304)

Interest income	18,708	63,523	9,904,956
Loss on equity investment (note 8)	(240)	(31,824)	(422,554)
Foreign exchange gain (loss)	40	(385,258)	304,551
Other income (loss)	(5,243)	975,945	1,835,245

Loss before income taxes	(3,079,488)	(2,394,457)	(125,173,106)

Recovery of future income taxes	-	-	(295,540)

Net loss and comprehensive loss for the period	(3,079,488)	(2,394,457)	(125,468,646)

Loss per common share:
Basic and diluted	(0.03)	(0.02)

Weighted average number of common shares outstanding:
Basic and diluted	121,283,077	111,979,033

COMPREHENSIVE LOSS
Net loss	(3,079,488)	(2,394,457)	(125,468,646)
Translation adjustment as of date of adoption of US$ as functional currency	-	-	(5,961,291)
Translation adjustment for foreign operations	1,067,001	-	1,067,001

Comprehensive loss for the period	(2,012,487)	(2,394,457)	(130,362,936)

The accompanying notes are an integral part of these interim consolidated financial statements

Ur-Energy Inc.

(an Exploration Stage Company)

Unaudited Interim Consolidated Statements of Shareholders’ Equity

(expressed in Canadian dollars except for share data)

					Accumulated
					Other
	Capital Stock			Contributed	Comprehensive		Shareholders'
	Shares	Amount	Warrants	Surplus	Loss	Deficit	Equity
	#	$	$	$	$	$	$

Balance, December 31, 2012	121,134,276	177,138,617	61,946	15,095,940	-	(122,389,158)	69,907,345
Translation adjustment as of date of adoption of US$ as functional currency	-	-	-	-	(5,961,291)	-	(5,961,291)
Redemption of vested RSUs	234,530	426,993	-	(465,659)	-	-	(38,666)
Non-cash stock compensation	-	-	-	366,614	-	-	366,614
Net loss and comprehensive loss	-	-	-	-	1,067,001	(3,079,488)	(2,012,487)

Balance, March 31, 2013	121,368,806	177,565,610	61,946	14,996,895	(4,894,290)	(125,468,646)	62,261,515

The accompanying notes are an integral part of these interim consolidated financial statements

Ur-Energy Inc.

(an Exploration Stage Company)

Unaudited Interim Consolidated Statements of Cash Flow

(expressed in Canadian dollars)

	Three Months	Three Months	March 22, 2004
	Ended	Ended	Through
	March 31,	March 31,	March 31,
	2013	2012	2013
	$	$	$
Cash provided by (used in)
Operating activities
Net loss for the period	(3,079,488)	(2,394,457)	(125,468,646)
Items not affecting cash:
Stock based compensation	366,614	711,697	21,660,212
Depreciation of capital assets	79,043	107,922	2,747,627
Provision for reclamation	-	-	1,447,049
Write-off of mineral properties	-	-	803,336
Loss on equity investment	240	31,831	369,648
Foreign exchange loss (gain)	(40)	385,120	(312,281)
Loss (gain) on disposition of assets	1,409	(970,320)	(2,035,743)
Non-cash exploration costs	-	-	2,726,280
Other loss (income)	375	(5,625)	27,248
RSUs redeemed for cash	(38,906)	(18,868)	(57,774)
Proceeds from assignment of sales contracts	5,183,640	-	5,183,640
Change in non-cash working capital items:
Amounts receivable	(11,334)	(8,879)	(16,911)
Prepaid expenses	(238,369)	29,265	(443,328)
Accounts payable and accrued liabilities	(224,310)	(269,430)	604,600
	2,038,874	(2,401,744)	(92,765,043)

Investing activities
Mineral property costs	-	(244,850)	(14,205,897)
Purchase of short-term investments	(25,688)	(1,537,739)	(200,997,059)
Sale of short-term investments	3,146,350	2,586,261	199,127,780
Decrease (increase) in restricted cash	(3,025,296)	514,204	(5,345,111)
Deposit for Pathfinder acquisition	-	-	(1,333,021)
Funding of equity investment	(349)	(1,734)	(56,851)
Payments to/from venture partner	-	-	146,806
Proceeds from sale of property and equipment	-	-	1,127,318
Purchase of capital assets	(9,591,269)	(448,525)	(27,009,796)
	(9,496,252)	867,617	(48,545,831)

Financing activities
Issuance of common shares and warrants for cash	-	17,250,000	144,306,538
Share issue costs	-	(926,176)	(3,854,332)
Proceeds from exercise of warrants and stock options	-	15,510	25,521,400
Payment of long-term obligations	(28,224)	-	(17,620,816)
	(28,224)	16,339,334	148,352,790

Effects of foreign exchange rate changes on cash	(850)	(288,648)	(3,028,093)

Net change in cash and cash equivalents	(7,486,452)	14,516,559	4,013,823
Beginning cash and cash equivalents	11,500,275	16,169,479	-
Ending cash and cash equivalents	4,013,823	30,686,038	4,013,823
Total Interest paid	3,436	-	7,055
Non-cash financing and investing activities:
Common shares issued for properties	-	-	2,230,250
Mineral property acquired in asset exchange	-	-	970,320

The accompanying notes are an integral part of these interim consolidated financial statements

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Unaudited Interim Consolidated Financial Statements

March 31, 2013

(expressed in Canadian dollars)

1.	Nature of operations

Ur-Energy Inc. (the "Company") is an exploration stage junior mining company headquartered in Littleton, Colorado engaged in the identification, acquisition, exploration, evaluation and development of uranium mineral properties located primarily in the United States with additional exploration interests in Canada. Due to the nature of the uranium mining methods to be used by the Company on the Lost Creek property, and the definition of “mineral reserves” under National Instrument 43-101 (“NI 43-101”), which uses the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards, the Company has not determined whether the properties contain mineral reserves. However, the Company’s April 30, 2012 NI 43-101 Technical Report on Lost Creek, “Preliminary Economic Assessment of the Lost Creek Property, Sweetwater County, Wyoming,” outlines the potential economic viability of the Lost Creek Property. The recovery of investments recorded for mineral properties is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain the necessary financing to develop the properties and the ability to achieve future profitable production from the properties or sufficient proceeds from disposition of the properties.

2.	Liquidity Risk and Continuing Operation

The Company has financed its operations from its inception primarily through the issuance of equity securities and has no source of cash flow from operations.  The Company does not expect to generate any cash resources from operations until it is successful in commencing production from the Lost Creek Project.  Construction and development of the Lost Creek Project commenced in October 2012 after receiving the Record of Decision from the United States Department of the Interior Bureau of Land Management (“BLM”).  Initial production is anticipated in the second half of 2013.

Additional funding will be required in order to achieve production at Lost Creek and complete the acquisition of the Pathfinder Mines Corporation (“Pathfinder”) (note 9).  As a result, the Company is currently in negotiations with certain financial sources to secure debt financing.

The Company is most actively pursuing funding, estimated at US$34 million, through the State of Wyoming’s Industrial Development Bond financing program. The Company is currently working with the State and Sweetwater County to advance documents for the closing of the loan facility.

To address its near-term liquidity requirements, the Company obtained on May 13, 2013, a US$5.0 million bridge loan facility to provide it with the necessary funds to continue the construction of the Lost Creek Project and to provide ongoing working capital. On May 9, 2013, RMB Australia Holdings Limited (“RMBAH”) conditionally approved in principle a US$20.0 million Senior Secured Loan Facility (the “Loan Facility”). The Loan Facility is intended to fund the acquisition and advancement of the Pathfinder assets in Wyoming, and may also provide other interim Lost Creek development costs pending final approval of the Wyoming State Industrial Development Bond financing, if necessary. The parties are preparing transactional documentation; the Loan Facility is subject to normal closing conditions and final approval by both parties (Note 17).

Should the necessary financing not be available to the Company on a timely basis, it may be necessary to defer certain discretionary expenditures to preserve working capital.  A delay in funding may also impact the Company’s ability to complete the Pathfinder acquisition.

3.	Summary of Significant Accounting Policies

Basis of presentation

Ur-Energy Inc. was incorporated on March 22, 2004 under the laws of the Province of Ontario. The Company continued under the Canada Business Corporations Act on August 8, 2006. These financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“US GAAP”) and include all of the assets, liabilities and expenses of the Company and its wholly-owned subsidiaries Ur-Energy USA Inc.; NFU Wyoming, LLC; Lost Creek ISR, LLC; NFUR Bootheel, LLC; Hauber Project LLC and NFUR Hauber, LLC. All inter-company balances and transactions have been eliminated upon consolidation. Ur-Energy Inc. and its wholly-owned subsidiaries are collectively referred to herein as the “Company.”

These unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. The unaudited interim financial statements reflect all normal adjustments which in the opinion of management are necessary for a fair statement of the results for the periods presented. These unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2012.

Functional Currency

The Company changed its functional currency prospectively, beginning January 1, 2013, from the Canadian dollar to the U.S. dollar with respect to its operations in the United States. The change in functional currency had a significant impact on the Company’s consolidated financial statements as most of the non-current assets of the Company are situated in the United States and were previously accounted for using the Canadian dollar as the functional currency. As a result, these items have been carried in the consolidated financial statements based on the average exchange rate in place at the time the assets were purchased. As a result of this change, these assets will now be included in the financial statements using the spot rate at the end of the period.

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Unaudited Interim Consolidated Financial Statements

March 31, 2013

(expressed in Canadian dollars)

Translation adjustments will result from the process of translating the financial statements into Canadian dollars for reporting. These adjustments will not be included in determining net income, but will be reported separately and accumulated in other comprehensive income. As of January 1, 2013, the Company recorded a cumulative transaction adjustment (“CTA”) of approximately C$6.0 million, which is shown in the consolidated statement of shareholders’ equity.

The functional currency for Canadian operations as well as the reporting currency will remain the Canadian dollar.

4.	Cash and cash equivalents and short-term investments

The Company’s cash and cash equivalents consist of the following:

	As of	As of
	March 31, 2013	December 31, 2012
	$	$

Cash on deposit at banks	298,795	261,209
Money market funds	3,715,028	11,239,066

	4,013,823	11,500,275

The Company’s short-term investments consist of the following:

	As of	As of
	March 31, 2013	December 31, 2012
	$	$

Guaranteed investment certificates	3,309,499	6,430,161
Certificates of deposit	10,435	10,218

	3,319,934	6,440,379

Cash and cash equivalents and short-term investments bear interest at annual rates ranging from 0.25% to 1.40% and mature at various dates up to March 10, 2014. The instruments with initial maturity over ninety days have been classified as short-term investments.

5.	Restricted cash

The Company’s restricted cash consists of the following:

	As of	As of
	March 31, 2013	December 31, 2012
	$	$

Money market account (a)	5,032,713	1,936,454
Certificates of deposit (a,b)	113,756	111,362

	5,146,469	2,047,816

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Unaudited Interim Consolidated Financial Statements

March 31, 2013

(expressed in Canadian dollars)

(a)	The bonding requirements for reclamation obligations on various properties have been agreed to by the Wyoming Department of Environmental Quality and United States Department of the Interior. The restricted certificates of deposits and money market accounts are pledged as collateral against performance surety bonds, letters of credit and/or promissory notes underlying letters of credit which are used to secure potential costs of reclamation related to those properties. Surety bonds providing US$9,887,450 of coverage towards specific reclamation obligations are collateralized by US$4,943,725 of the restricted cash at March 31, 2013.

(b)	A certificate of deposit ($101,800) provides security for the Company’s credit cards.

6.	Mineral properties

The Company’s mineral properties consist of the following:

	USA		Canada	Total

	Lost Creek	Other US	Canadian
	Property	Properties	Properties
	$	$	$	$

Balance, December 31, 2012	15,456,790	17,417,188	523,667	33,397,645

Currency translation adjustment	(2,133,443)	(2,541,234)	-	(4,674,677)

Balance, March 31, 2013	13,323,347	14,875,954	523,667	28,722,968

As a result of the change in functional currency, a CTA as of the date of conversion reduced the reported cost of the U.S. mineral properties by C$5,259,161. The above adjustment reflects both the initial adjustment and the adjustment as of period end.

United States

Lost Creek Property

The Company acquired certain Wyoming properties when Ur-Energy USA Inc. entered into the Membership Interest Purchase Agreement (“MIPA”) with New Frontiers Uranium, LLC in 2005.  Under the terms of the MIPA, the Company purchased 100% of NFU Wyoming, LLC.  Assets acquired in this transaction include the Lost Creek Project, other Wyoming properties and development databases.  NFU Wyoming was acquired for aggregate consideration of US$20,000,000 plus interest. Since 2005, the Company has increased its holdings adjacent to the initial Lost Creek acquisition through staking additional claims and additional property purchases and leases.

In April 2013, the Company executed a royalty purchase agreement with the royalty holder who owned the only private royalty reserved on the Lost Creek Project. The 1.67% royalty had existed with respect to future production of uranium on 20 mining claims at the Lost Creek Project. The Company issued one million common shares of the Company in full consideration of the conveyance and termination of the royalty interest. There is a royalty on the State of Wyoming section under lease at the project, as required by law; however, no production from the state lease is currently proposed.  Other royalties exist on certain mining claims on the LC South and EN Projects, and the State of Wyoming leases at the LC West and EN Projects. There are no royalties on the mining claims in the LC North, LC East or LC West Projects.

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Unaudited Interim Consolidated Financial Statements

March 31, 2013

(expressed in Canadian dollars)

7.	Capital assets

The Company’s capital assets consist of the following:

	As of March 31, 2013			As of December 31, 2012
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value
	$	$	$	$	$	$

Rolling stock	3,529,975	1,969,950	1,560,025	3,391,524	1,816,212	1,575,312
Buildings and enclosures	48,093	1,288	46,805	-	-	-
Machinery and equipment	420,980	305,073	115,907	418,143	338,594	79,549
Furniture, fixtures and leasehold improvements	74,474	52,923	21,551	81,516	54,929	26,587
Information technology	619,089	445,415	173,674	715,828	510,492	205,336
Construction in progress	28,401,359	-	28,401,359	14,306,249	-	14,306,249

	33,093,970	2,774,649	30,319,321	18,913,260	2,720,227	16,193,033

In October 2012, the Company received the Record of Decision from the Bureau of Land Management which was the final approval required to begin construction at the Lost Creek project. Construction began thereafter on the permitted wellfields, additional disposal wells and main plant site including grading, road construction, power lines and fencing. Construction in progress includes all the expenditures incurred prior to receiving the final approval related to plant design and engineering, off-site header house construction and payments on long lead time equipment as well as costs incurred.

As a result of the change in functional currency, a CTA reduced the reported cost of capital assets by C$303,379 and the related accumulated depreciation by C$136,570.

8.	Equity investment

Following its earn-in to the Bootheel Project in 2009, Crosshair Energy Corporation (“Crosshair”) was required to fund 75% of the Project’s expenditures and the Company the remaining 25%. The Project has been accounted for using the equity accounting method with the Company’s proportionate share of the Project’s loss included in the Statement of Operations since the date of earn-in and the Company’s net investment is reflected on the Balance Sheet. Under the terms of the agreement, the Company’s elected not to participate financially for the year ended March 31, 2012 which reduced the Company’s ownership percentage to 19.115%. The equity accounting method has been continued because of the Company’s ability to directly influence the budget process and therefore the operations of the Project. The Company resumed participation financially for the year ended March 31, 2013.

As a result of the change in functional currency, a CTA as of the date of conversion reduced the reported cost of the equity investment by C$535,084.

Measurement uncertainties

In February 2013, the private mineral lease and use agreements for the Bootheel property of the Project expired.  To date, efforts to renegotiate an additional term have been unsuccessful. Certain portions of the minerals included in Technical Report issued by Crosshair, dated February 27, 2012, are located on those lands at the Bootheel property.  There remain land holdings at Bootheel and Buck Point properties comprising 274 federal lode mining claims and two State of Wyoming mineral leases.  Should future negotiations be unsuccessful, some or all of the carrying value of the investment may be impaired.

9.	Deposits

On July 24, 2012, the Company announced the execution of a Share Purchase Agreement (“SPA”) to acquire Pathfinder Mines Corporation (“Pathfinder”). The transaction calls for the purchase of all issued and outstanding shares of Pathfinder from its sole shareholder, COGEMA Resources, Inc., an AREVA Mining affiliate, for US$13,250,000. The initial payment of US$1,325,000 was made upon execution of the SPA and is included in deposits. It will be held in an AREVA interest bearing account which bears interest at the minimum of their current rate or the 1 year LIBOR rate plus one percent, pending the approval by the Nuclear Regulatory Commission (“NRC”) for the change of control of an NRC License for the Shirley Basin mine site owned by Pathfinder and the receipt of other required governmental approvals. Interest earned on the escrow payment will be credited to the Company against the Closing Purchase Price at the Closing. The deposit is refundable if the approval of the NRC is not received in a timely basis, if AREVA breeches the agreement or the transaction cannot be completed due to circumstances outside the control or responsibility of the Company. Should all closing conditions of the SPA be met but the Company elects not to proceed with the acquisition, the deposit will be forfeited.

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Unaudited Interim Consolidated Financial Statements

March 31, 2013

(expressed in Canadian dollars)

10.	Accounts payable and accrued liabilities

Accounts payable and accrued liabilities consist of the following:

	As of	As of
	March 31, 2013	December 31, 2012
	$	$

Accounts payable – capital assets	4,139,453	1,479,419
Retainage on construction contracts	554,232	309,761
Accounts payable - other	332,256	420,410
Vacation pay payable	269,320	214,084
Payroll and other taxes	192,534	57,067

	5,487,795	2,480,741

11.	Notes Payable

In September 2012, the Company purchased mobile construction equipment pursuant to financing arrangements whereby the equipment manufacturer provided payment terms of three years with no interest. As of March 31, 2013, the aggregate amount outstanding under these arrangements approximated $0.3 million, net of imputed interest at 4.25%, or an aggregate discount of approximately US$20,000. The underlying notes are collateralized by the equipment purchased.

12.	Deferred revenue

In March 2013, the Company assigned a portion of the contractual delivery obligations under two of its sales contracts to a natural resources trading company in exchange for a cash payment of US$5.1 million. The remainder of the contractual delivery obligations under the two contracts remain in place as well as certain other performance obligations associated with the contracts.  Therefore, the Company will reflect the payment as revenue when the contractual obligations under the contracts are settled.

13.	Asset retirement and reclamation obligations

Asset retirement obligations ("ARO") are equal to the present value of all estimated future costs required to remediate any environmental disturbances that exist as of the end of the period, using discount rates applicable at the time of initial recognition of each component of the liability. Included in this liability are the costs of closure, reclamation, demolition and stabilization of the mines, processing plants, infrastructure, aquifer restoration, waste dumps and ongoing post-closure environmental monitoring and maintenance costs. While the majority of these costs will be incurred near the end of the property's life, it is expected that certain on-going reclamation costs will be incurred prior to mine closure. These costs are recorded against the asset retirement obligation liability as incurred. At March 31, 2013, the total undiscounted amount of the estimated future cash needs was estimated to be $2.1 million. The discount rate used to value the ARO is 2%. The schedule of payments required to settle the March 31, 2013, ARO liability extends through 2026.

In addition, the Company has recorded a liability of $77,368 (December 31, 2012 – $75,764) which represents an estimate of costs that would be incurred to remediate the Company’s exploration and development properties. The retirement obligations recorded relate entirely to exploration and development drill holes, related monitor wells and site disturbance on the Company's U.S. properties.

The restricted cash as discussed in note 5 is related to surety bonds and letters of credit which provide security to the related governmental agencies on these obligations.

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Unaudited Interim Consolidated Financial Statements

March 31, 2013

(expressed in Canadian dollars)

14.	Shareholders’ equity and capital stock

Issuances

During the three months ended March 31, 2013, the Company exchanged 234,530 common shares for vested Restricted Share Units (“RSUs”).

Stock options

In 2005, the Company’s Board of Directors approved the adoption of the Company's stock option plan (the “Option Plan”). Eligible participants under the Option Plan include directors, officers, employees and consultants of the Company. Under the terms of the Option Plan, stock options generally vest with Option Plan participants as follows: 10% at the date of grant; 22% four and one-half months after grant; 22% nine months after grant; 22% thirteen and one-half months after grant; and, the balance of 24% eighteen months after the date of grant.

Activity with respect to stock options is summarized as follows:

		Weighted-
		average
	Options	exercise price
	#	$

Outstanding, December 31, 2012	8,511,722	1.32
Forfeited	(3,371)	0.76

Outstanding, March 31, 2013	8,508,351	1.32

The exercise price of a new grant is set at the closing price for the stock on the Toronto Stock Exchange (TSX) on the trading day immediately preceding the grant date so there is no intrinsic value as of the date of grant. The total fair value of options vested during the three months ended March 31, 2013 and 2012 were $0.4 million and $0.6 million, respectively.

As of March 31, 2013, outstanding stock options are as follows:

	Options outstanding				Options exercisable
		Weighted-			Weighted-
		average	Aggregate		average	Aggregate
Exercise		remaining	Intrinsic		remaining	Intrinsic
price	Number	contractual	Value	Number	contractual	Value
$	of options	life (years)	$	of options	life (years)	$	Expiry

1.65	680,000	0.1	-	680,000	0.1	-	May 8, 2013
1.72	25,000	0.4	-	25,000	0.4	-	August 6, 2013
0.71	437,268	0.9	118,062	437,268	0.9	118,062	February 9, 2014
0.90	813,028	1.4	65,042	813,028	1.4	65,042	September 2, 2014
0.81	554,074	1.9	94,193	554,074	1.9	94,193	March 5, 2015
2.87	1,318,293	2.8	-	1,318,293	2.8	-	January 28, 2016
1.57	645,000	3.3	-	645,000	3.3	-	July 7, 2016
1.17	784,109	3.4	-	784,109	3.4	-	September 9, 2016
1.16	200,000	3.6	-	152,000	3.6	-	October 24, 2016
0.91	1,136,368	3.8	79,546	859,302	3.8	60,151	January 12, 2017
1.39	200,000	3.8	-	152,000	3.8	-	February 1, 2017
1.18	100,000	3.9	-	54,000	3.9	-	March 1, 2017
0.76	1,615,211	4.7	355,346	161,525	4.7	35,536	December 7, 2017

1.32	8,508,351	2.9	712,189	6,635,599	2.5	372,984

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Unaudited Interim Consolidated Financial Statements

March 31, 2013

(expressed in Canadian dollars)

The aggregate intrinsic value of the options in the preceding table represents the total pre-tax intrinsic value for stock options with an exercise price less than the Company’s TSX closing stock price of $0.98 as of the last trading day in the period ended March 31, 2013, that would have been received by the option holders had they exercised their options as of that date. The total number of in-the-money stock options outstanding as of March 31, 2013 was 4,555,949. The total number of in-the-money stock options exercisable as of March 31, 2013 was 2,825,197.

Restricted Share Units

On June 24, 2010, the Company’s shareholders approved the adoption of the Company’s restricted share unit plan (the “RSU Plan”). Eligible participants under the RSU Plan include directors and employees of the Company. Under the terms of the RSU Plan, RSUs vest with participants as follows: 50% on the first anniversary of the date of the grant and 50% on the second anniversary of the date of the grant.

Activity with respect to RSUs is summarized as follows:

		Weighted
		Average Grant
	RSUs	Date Fair Value
	#	$

Unvested, December 31, 2012	826,425	1.15
Vested	(277,456)	1.85
Forfeited	(842)	0.76

Unvested, March 31, 2013	548,127	0.80

As of March 31, 2013, outstanding RSUs are as follows:

		Weighted-
		average
	Number of	remaining	Aggregate
	unvested	amortization	Intrinsic
Grant Date	options	life (years)	Value

January 12, 2012	144,309	0.79	141,423
December 7, 2012	403,818	1.69	395,742

	548,127	1.45	537,165

Upon vesting, the holder of an RSU will receive one common share, for no additional consideration, for each RSU held.

Share-Based Compensation Expense

Stock-based compensation expense was $0.4 million and $0.7 million for the three months ended March 31, 2013 and 2012, respectively.

As of March 31, 2013, there was approximately $0.5 million of total unrecognized compensation expense (net of estimated pre-vesting forfeitures) related to unvested share-based compensation arrangements granted under the Option Plan and $0.3 million under the RSU Plan. The expenses are expected to be recognized over a weighted-average period of 0.9 years and 1.4 years, respectively.

Cash received from stock options exercised during the three months ended March 31, 2012 was less than $0.1 million. There were no options exercised during the three months ended March 31, 2013.

Total share-based compensation included in capitalized construction cost for the three months ended March 31, 2013 is less than $0.1 million.

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Unaudited Interim Consolidated Financial Statements

March 31, 2013

(expressed in Canadian dollars)

Fair Value Calculations

No options were granted or warrants authorized in the three months ended March 31, 2013. The fair value of options granted during the three months ended March 31, 2012 was determined using the Black-Scholes option pricing model. The fair value of RSUs granted was determined using the intrinsic value at the date of grant. The following assumptions were used in performing the valuations:

2012

Expected RSU life (years)	2.00
Expected option life (years)	3.29-3.30
Expected volatility	73-78%
Risk-free interest rate	1.0-1.3%
Forfeiture rate (options)	4.7-4.8%
Expected dividend rate	0%

The Company estimates expected volatility using daily historical trading data of the Company’s common shares, because this method is recognized as a valid method used to predict future volatility. The risk-free interest rates are determined by reference to Canadian Treasury Note constant maturities that approximate the expected option term. The Company has never paid dividends and currently has no plans to do so.

Share-based compensation expense is recognized net of estimated pre-vesting forfeitures, which results in recognition of expense on options that are ultimately expected to vest over the expected option term. Forfeitures were estimated using actual historical forfeiture experience.

Although the estimated fair values of stock options are determined as outlined above, these estimates are based on assumptions regarding a number of complex and subjective variables, including the Company’s stock price volatility over the expected terms of the awards, estimates of the expected option terms, including actual and expected option exercise behaviors and estimates of pre-vesting forfeitures. Changes in any of these assumptions could materially affect the estimated value of stock options and, therefore, the valuation methods used may not provide the same measure of fair value observed in a willing buyer/willing seller market transaction.

The fair value used for the RSUs issued in January 2012 was $0.91 per unit which was the closing price of the stock on the TSX as of the trading day immediately preceding the grant date.

15.	Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, amounts receivable, restricted cash, deposits, accounts payable and notes payable. The Company is exposed to risks related to changes in foreign currency exchange rates, interest rates and management of cash and cash equivalents and short-term investments. See the table in note 4 for the composition of the Company’s cash and cash equivalents and short-term investments.

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, short-term investments, deposits and restricted cash. These assets include Canadian dollar and U.S. dollar denominated guaranteed investment certificates, certificates of deposits, money market accounts and demand deposits. They bear interest at annual rates ranging from 0.18% to 1.8% and mature at various dates up to March 10, 2014. These instruments are maintained at financial institutions in Canada and the United States. Of the amount held on deposit, approximately $0.9 million is covered by the Canada Deposit Insurance Corporation, the Securities Investor Protection Corporation or the United States Federal Deposit Insurance Corporation. Another $4.1 million is guaranteed by a Canadian provincial government leaving approximately $8.8 million at risk at March 31, 2013 should the financial institutions with which these amounts are invested be rendered insolvent. The Company does not consider any of its financial assets to be impaired as of March 31, 2013.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Unaudited Interim Consolidated Financial Statements

March 31, 2013

(expressed in Canadian dollars)

As at March 31, 2013, the Company’s financial liabilities consisted of trade accounts payable and accrued trade and payroll liabilities of $5.5 million which are due within normal trade terms of generally 30 to 60 days. In addition, the Company has $0.1 million due within one year as the current portion of notes payable. For discussion of liquidity risk see note 2.

Market risk

Market risk is the risk to the Company of adverse financial impact due to changes in the fair value or future cash flows of financial instruments as a result of fluctuations in interest rates and foreign currency exchange rates. As the US$ is now the functional currency of U.S. operations, the currency risk has been significantly reduced.

Interest rate risk

Financial instruments that expose the Company to interest rate risk are its cash equivalents, short-term investments, deposits and restricted cash. The Company’s objectives for managing its cash and cash equivalents are to maintain sufficient funds on hand at all times to meet day to day requirements and to place any amounts which are considered in excess of day to day requirements on short-term deposit with the Company's financial institutions so that they earn interest. When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses financial institutions chosen by the Company for financial stability (measured by independent rating services and reviews of the entity’s financial statements, where appropriate) and approved by the Treasury and Investment Committee of the Board of Directors.

Currency risk

The Company maintains a balance of less than $0.1 million in foreign currency resulting in a low currency risk.

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact that a change in interest rates would have on the net loss of the Company. This sensitivity analysis shows that a change of +/- 100 basis points in interest rate would have less than +/- $0.1 million impact on net loss for the three months ended March 31, 2013. This impact is primarily as a result of the Company having cash and short-term investments invested in interest bearing accounts. The financial position of the Company may vary at the time that a change in interest rates occurs causing the impact on the Company’s results to differ from that shown above.

16.	Commitments

In 2012, the Company entered into two construction contracts with Groathouse Construction, Inc. for the construction of a road through the Lost Creek property and the processing plant at the Lost Creek project. The contracts are for US$1.3 million and US$12.4 million, respectively, of which US$1.3 million and US$7.3 million, respectively, had been completed as of March 31, 2013. A total of US$7.8 million had been billed on both contracts through March 31, 2013 of which US$5.4 million was paid as of March 31, 2013. The road construction is substantially complete while the plant construction is scheduled to be completed by summer 2013. The remaining amounts to be billed under the contracts as of March 31, 2013 total $5.9 million.

As discussed in note 9, the Company executed a Share Purchase Agreement (“SPA”) to acquire Pathfinder. The transaction calls for the purchase of all issued and outstanding shares of Pathfinder from its sole shareholder, COGEMA Resources, Inc., an AREVA Mining affiliate, for US$13,250,000. The initial payment of US$1,325,000 was made upon execution of the SPA and will be held in escrow pending the approval by the Nuclear Regulatory Commission (“NRC”) for the change of control of an NRC License for the Shirley Basin mine site owned by Pathfinder and receipt of other required governmental approvals. The balance of $11,925,000 will be due at closing.

The Company has agreed to a Contingency and Development Agreement with Sweetwater County for the improvement of a county road servicing the Lost Creek facility.  Following all required final agency approvals, anticipated first half 2013, the Company’s portion of the cost will be $166,667 and will be due after the work is completed, also anticipated to be in 2013.

17.	Subsequent events

In April 2013, the Company executed a royalty purchase agreement with the royalty holder who owned the only private royalty reserved on the Lost Creek Project. The 1.67% royalty had existed with respect to future production of uranium on 20 mining claims at the Lost Creek Project. The Company issued one million common shares of the Company in full consideration of the conveyance and termination of the royalty interest.

On May 13, 2013, the Company entered into a bridge loan agreement (the "Bridge Loan") with RMBAH. The Bridge Loan is in the amount of US$5.0 million and was funded on May 14, 2013. The Bridge Loan is intended to provide for interim working capital for Lost Creek project development prior to receiving funds to be provided by either the State of Wyoming or the RMBAH Loan Facility discussed below. The Bridge Loan bears interest at 7.5% per annum in addition to a 4% origination fee. The Company will be required to repay the Bridge Loan upon receipt of funds from any source in an amount exceeding US$6.0 million or at the maturity date of July 31, 2013, whichever occurs sooner. The Bridge Loan is secured by a general security agreement in favor of the lender.

On May 9, 2013, RMBAH conditionally approved in principle a US$20.0 million Senior Secured Loan Facility (the “Loan Facility”). The Loan Facility is intended to fund the acquisition and advancement of the Pathfinder assets in Wyoming, and may also provide other interim Lost Creek development costs pending final approval of the Wyoming State Industrial Development Bond financing, if necessary. The parties are preparing transactional documentation; the Loan Facility is subject to normal closing conditions and final approval by both parties.

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